Exhibit 10.3

Mersana Therapeutics, Inc.

840 Memorial Dr.

Cambridge, MA 02139

June 10, 2019

VIA EMAIL

Brian DeSchuytner

c/o Mersana Therapeutics, Inc.

840 Memorial Drive Cambridge,

MA 02139

Dear Brian:

I am pleased to offer you the position of Senior Vice President, Finance and Product Strategy of Mersana Therapeutics, Inc. (the “Company”), and present you with the terms and conditions of your employment by the Company, at set forth in this letter agreement (this “Agreement”).

1.Position. Your position will be Senior Vice President, Finance and Product Strategy of the Company, reporting to the Chief Executive Officer of the Company. In addition to performing duties and responsibilities associated with the position of Senior Vice President, Finance and Product Strategy, from time to time the Company may assign you other duties and responsibilities consistent with such position. As a fulltime employee of the Company, you will be expected to devote your full business time and energies to the business and affairs of the Company. Your performance will continue to be reviewed on an annual basis.

2.Start Date and Nature of Relationship. Your start date is expected to be on or before July 10, 2019. Your employment with the Company will be for no specified period and will constitute “at-will” employment. As a result, either you or the Company may terminate your employment relationship at any time and for any reason. No provision of this Agreement shall be construed to create an express or implied employment contract between you and the Company for any specific period of time.

3.Compensation.

(a)Your base salary will be $380,000.00 (three hundred eighty thousand dollars and zero cents) on an annualized basis, and will be payable in accordance with the Company’s standard payroll procedures.

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Exhibit 10.3

Your base salary will be eligible for potential discretionary merit increases, in the discretion of the compensation committee (the “Compensation Committee”) of the Board of Directors of the Company.

(b)You will be eligible for an annual discretionary performance bonus with a target of forty percent (40%) of your base salary, subject to the achievement of performance goals determined by the Compensation Committee. The amount, terms and conditions of any annual bonus will be determined by the Compensation Committee in its discretion, subject to the terms and conditions of any applicable bonus plan in effect from time to time.

(c)Subject to approval by the Company’s Board of Directors (or the Compensation Committee) following your employment start date, the Company will grant to you an option to purchase 240,000 shares of the Company’s common stock, which option will vest (i.e., become exercisable) as to 25% of the shares on the first anniversary of your start date and the remainder of which shall vest at a rate of 6.25% quarterly over next three years, in each case, subject to your continued employment with the Company. The option exercise price will be equal to the fair market value of a share of the Company’s common stock on the date of grant of the option as determined by the Company’s Board of Directors (or its Compensation Committee). The option will be issued pursuant to the Mersana Therapeutics, Inc., 2017 Stock Incentive Plan (the “Plan”) and will be subject to all of the terms and conditions set forth in the Plan and the option agreement governing the option. These documents will be provided to you at the time the stock option is granted to you. In the event of any conflict between this letter and the Plan or the stock option agreement, the Plan and the stock option agreement will control.

4.Benefits. You will be entitled to receive such benefits as are generally provided by the Company to its employees and for which you are eligible in accordance with Company policy and the terms and conditions of the applicable benefit plans, in each case, as in effect from time to time. The Company retains the right to change, add or cease any particular benefit at any time. You will be eligible for nine paid holidays and 4 weeks’ paid vacation per year, which vacation eligibility will accrue at a rate of 1.67 days per month of service.

5.Severance. In the event that your employment is terminated by the Company without Cause (as defined below, and which shall not include a termination of employment due to death or disability) or you resign for Good Reason (as defined below) the Company shall, for nine (9) months following the date your employment terminates, (i) continue to pay you your base salary as in effect on the date of termination (or, to the extent such base salary was reduced giving rise to Good Reason hereunder, as in effect immediately prior to such reduction), in accordance with its standard payroll procedures, and (ii) provided that you timely elect to continue coverage in the Company’s group health plans in accordance with COBRA or applicable state law, pay a portion of the COBRA or applicable state law premium contributions on your behalf equal to the excess of the cost of such premiums for you, your spouse and dependents (if applicable) over the amount that you would have paid for such coverage had you remained continuously employed by the Company, in each case, subject to your signing and returning to the Company (and not subsequently revoking), within sixty (60) days following the date on which your employment terminates, an effective release of claims in the form provided by the Company and your continued compliance with the Confidentiality Agreement (as defined below). Notwithstanding the foregoing, if the Company determines that its payment of the COBRA or applicable state law premium contributions would subject the Company to any tax or penalty, then the Company may elect to pay to you in any month, in lieu of making such payments on your behalf, a cash payment equal to the Company’s cost of the monthly premium contribution for that month in accordance with the Company’s standard payroll procedures. Any salary continuation payments made under this Section 5 will begin sixty (60) days following the date your employment terminates, on the next regular Company payroll following such date, and the first such salary continuation payment will include all payments that would have otherwise been paid on the regular payroll dates of the Company following the date your employment terminates but prior to such first salary continuation

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Exhibit 10.3

payment.

For all purposes of this Agreement:

•

“Cause” shall mean, as determined by the Company: (i) willful misconduct or gross negligence as to a material matter in connection with your duties; (ii) any act constituting material dishonesty or fraud with respect to the Company; (iii) the indictment for, conviction of, or a plea of guilty or nolo contendere to, a felony under applicable law; (iv) material violation of a material term of any written Company policy made available to you; (v) failure to attempt in good faith to (A) perform your duties in all material respects or (B) follow a clear, lawful and reasonable directive of the Board; or (vi) material breach of a fiduciary duty owed to the Company that has caused or could reasonably be expected to cause a material injury to the business; provided, that in no event shall your employment be terminated for Cause unless (A) an event or circumstance set forth in clauses (i), (ii), (iv) or (v) has occurred and the Company provides you with written notice after the Company has knowledge of the occurrence of existence of such event or circumstance, which notice reasonably identifies the event or circumstance that the Company believes constitutes Cause and (B) with respect to the events and circumstances set forth in clauses (iv) and (v) only, you fail to substantially cure the event or circumstance so identified within 30 days of the receipt of such notice; and

•

“Good Reason” shall mean, without your consent: (i) a material decrease in your base salary; (ii) a material diminution in your authorities, duties or responsibilities, (iii) the relocation of your principal work location to a location more than fifty (50) miles from its current location, or (iv) a material breach by the Company of this Agreement or an agreement with you with respect to your equity compensation; provided, in each case, that (A) you provide written notice to the Company, setting forth in reasonable detail the event or events giving rise to Good Reason within thirty (30) days following the initial occurrence of such event, (B) such event or events are not cured by the Company within a period of thirty (30) days following its receipt of such written notice, and (C) you actually terminate your employment not later than thirty (30) days following the expiration of such cure period.

6.Change in Control. In the event your employment is terminated by the Company without Cause or you resign for Good Reason, in each case, on or within twelve (12) months following the consummation of a Change in Control (as defined below), in lieu of the payments set forth in Section 5 above, (i) the Company shall pay you a lump sum cash severance payment equal to the sum of (A) 12 (twelve) months’ of your base salary and (B) 1 (one) times your annual target bonus, in each case as in effect on the date of termination (or, to the extent such base salary was reduced giving rise to Good Reason hereunder, as in effect immediately prior to such reduction), (ii) for a period of 12 (twelve) months following the date your employment terminates and provided that you timely elect to continue coverage in the Company’s group health plans in accordance with COBRA or applicable state law, the Company shall pay a portion of the COBRA or applicable state law premium contributions on your behalf equal to the excess of the cost of such premiums for you, your spouse and dependents (if applicable) over the amount that you would have paid for such coverage had you remained continuously employed by the Company, and (iii) all of your stock options and other equity-based awards, to the extent outstanding immediately prior to the termination of your employment, will be treated as having vested in full as of immediately prior to such termination of employment, in each case, subject to your signing and returning to the Company (and not subsequently revoking), within sixty (60) days following the date on which your employment terminates, an effective release of claims in the form provided to you by the Company and your continued compliance with the Confidentiality Agreement (as defined below). Notwithstanding the foregoing, if the Company determines that its payment of the COBRA or applicable state law premium contributions would subject the Company to any tax or penalty, then the Company may elect to pay to you in any month, in lieu of making

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Exhibit 10.3

such payments on your behalf, a cash payment equal to the Company’s cost of the monthly premium contribution for that month. Any cash severance payment made under this Section 6 will be made on the next regular Company payroll following the sixtieth (60th) day after the date your employment terminates.

For all purposes of this Agreement, the term “Change in Control” shall mean, as determined by the Company, a “change in control event” as that term is defined in the regulations under Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”).

7.Confidentiality. The Company considers the protection of its confidential information and proprietary materials to be very important. Therefore, as a condition of your employment, you and the Company will become parties to a Nondisclosure and Assignment of Intellectual Property Agreement substantially in the form of Attachment A to this Agreement (the “Confidentiality Agreement”).

8.Withholding. All payments made under this Agreement shall be reduced by any tax or other amounts required to be withheld by the Company, its successors or any of their respective affiliates under applicable law.

9.Section 409A. Notwithstanding anything to the contrary in this Agreement, if at the time your employment terminates, you are a “specified employee,” as defined below, any and all amounts payable under this Agreement on account of such separation from service that would (but for this provision) be payable within six (6) months following the date of termination, shall instead be paid on the next business day following the expiration of such six (6)-month period or, if earlier, upon your death; except to the extent of amounts or benefits that are not subject to the requirements of Section 409A of the Code. For purposes of this Agreement, all references to “termination of employment” and correlative phrases shall be construed to require a “separation from service” (as defined in Section 1.409A-l(h) of the Treasury regulations after giving effect to the presumptions contained therein), and the term “specified employee” means an individual determined by the Company to be a specified employee under Section 1,409A-l(i) of the Treasury regulations. Each payment made under this Agreement shall be treated as a separate payment and the right to a series of installment payments under this Agreement is to be treated as a right to a series of separate payments. In no event shall the Company have any liability relating to the failure or alleged failure of any payment or benefit under this Agreement to comply with, or be exempt from, the requirements of Section 409A of the Code.

10.Section 280G. If all, or any portion, of the payments or benefits provided under this Agreement, either alone or together with any other payment or benefit which you receive or are entitled to receive from the Company or an affiliate, would constitute an “excess parachute payment” within the meaning of Section 280G of the Code, then, notwithstanding anything in this Agreement or any other agreement or plan to the contrary, you shall be entitled to receive: (A) the amount of such payments or benefits, reduced such that no portion thereof shall fail to be tax deductible under Section 280G of the Code (the “Limited Amount”), or (B) if the amounts otherwise payable hereunder and under any other agreement or plan of the Company or its subsidiaries (without regard to clause (A)), reduced by all taxes applicable thereto (including, for the avoidance of doubt, the excise tax imposed by Section 4999 of the Code), would be greater than the Limited Amount reduced by all taxes applicable thereto, the amounts otherwise payable hereunder. All determinations under this Section 10 shall be made by an accounting, consulting or valuation firm selected, and paid for, by the Company.

11.General.

(a)This Agreement constitutes the entire agreement between the parties and supersedes all prior and contemporaneous communications, agreements and understandings, written or oral, with respect to the subject matter hereof. No amendment to this Agreement will be permitted except in writing, signed

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Exhibit 10.3

by the parties hereto.

(b)This Agreement shall be governed by the law of the Commonwealth of Massachusetts, without regard to any conflict of laws provisions.

(c)This Agreement may be executed in two or more counterparts, each of which shall be an original and all of which together shall constitute one and the same instrument. You may accept this offer of employment and the terms and conditions of this Agreement by signing this letter, which execution will evidence your agreement with the terms and conditions set forth herein and therein, and returning them to the Company.

This offer of employment will expire at the end of business June 11, 2019, unless accepted by you prior to such date.

Sincerely,

MERSANA THERAPEUTICS, INC.

By:	/s/ Anna Protopapas
Name:	Anna Protopapas
Title:	President and Chief Executive Officer

ACCEPTED AND AGREED:

/s/ Brian DeSchuytner
Date: 06/10/2019

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